

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

<u>Via E-mail</u>
Mr. Richard A. Johnson, CFO
Dynasil Corporation of America
44 Hunt Street
Watertown, MA 02472

> **Re:  Dynasil Corporation of America**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed December 29, 2011**
> **Form 10-Q for the quarter ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 1-35011**

Dear Mr. Johnson:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief